

02053281

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

IB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER

8- 51665

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___JANUARY 1, 2001___ AND ENDING___DECEMBER 31, 2001___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MATRIX FINANCIAL PARTNERS**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM.I.D. NO.

8000 CENTERVIEW PARKWAY, SUITE 100
(No. and Street)

CORDOVA,   TENNESSEE   38018
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUDSON L. PETERS   (901) 257-1775
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMPSON DUNAVANT PLC
(Name – if individual, state last, first, middle name)

5100 POPLAR AVENUE, SUITE 1400   MEMPHIS, TENNESSEE   38137
(Address)   (City)   (State)   (Zip Code)

RECD S.E.C.

AUG 0 1 2002

535

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

PROCESSED

SEP 2 0 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____JUDSON L. PETERS_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____MATRIX FINANCIAL PARTNERS, LLC_____, as of _____DECEMBER 31_____, 20__01__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____Pat Wilkerson_____ MY COMMISSION EXPIRES FEB. 1, 2003
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MATRIX FINANCIAL PARTNERS, LLC

Contents

	Page
Independent Auditor's Report	2
Statement of Financial Condition	3
Statement of Operations and Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplemental Information	
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Statement Regarding SEC Rule 15c3-3	9
Report of Independent Accountants on Internal Controls Required by SEC Rule 17a-5 for a Broker/Dealer Claiming an Exemption from SEC Rule 15c3-3	10-11

THOMPSON DUNAVANT PLC

Independent Auditor's Report

Principal Director and Member
Matrix Financial Partners, LLC
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Matrix Financial Partners, LLC as of December 31, 2001, and the related statements of operations and member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Matrix Financial Partners, LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in note 5 to the financial statements, member's equity as of January 1, 2001 has been restated to correct an error in the classification of organization costs.

Thompson Dunavant PLC

March 29, 2002

MATRIX FINANCIAL PARTNERS, LLC

Statement of Financial Condition
December 31, 2001

Assets

Cash	$	8,604
Securities owned not readily marketable, at estimated fair value		3,300
Total assets	$	11,904

Liabilities and Member's Equity

Liabilities		
Payable to Southeastern Capital Partners, LLC	$	116
Member's equity		11,788
Total liabilities and member's equity	$	11,904

The accompanying notes are an integral
part of these financial statements.

MATRIX FINANCIAL PARTNERS, LLC

Statement of Operations and Member's Equity
For the Year Ended December 31, 2001

Investment advisory fee income	$	2,320
General and administrative expenses		7,110
Net loss		(4,790)
Member's equity		
Beginning of year		9,253
Capital contributions		7,325
End of year	$	11,788

The accompanying notes are an integral
part of these financial statements.

MATRIX FINANCIAL PARTNERS, LLC

Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(4,790)
Adjustments to reconcile net loss to net cash		
cash used in operating activities		
Changes in assets and liabilities		
Payable to Southeastern Capital Partners, LLC		116
Net cash used in operating activities		(4,674)
Cash flows from financing activities:		
Capital contributions from member		7,325
Net increase in cash		2,651
Cash at beginning of year		5,953
Cash at end of year	$	8,604

The accompanying notes are an integral
part of these financial statements.

MATRIX FINANCIAL PARTNERS, LLC

Notes to Financial Statements
December 31, 2001

Note 1 - Summary of significant accounting policies

Organization and nature of operations

Matrix Financial Partners, LLC (the "Company"), formerly Webridge Securities, LLC, is a broker/dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

Securities owned

The securities owned totaling $3,300 represent 300 shares of common stock for NASDAQ Stock Market, Inc. purchased in June, 2000. Its carrying value is consistent with shares sold in a private placement by NASDAQ in the third quarter of 2001.

Income taxes

The Company annually files a partnership return of income but is not subject, as an entity, to the payment of federal income taxes. The member is required to report on his personal federal income tax return his distributive share of the Company's income, gains, losses and deductions for the taxable year of the Company ending within or with his taxable year.

Use of estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Note 2 - Net capital requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that net capital must be the greater of $5,000 or 6.67% of aggregate indebtedness, both terms as defined by the Rule. At December 31, 2001, the Company had net capital of $8,488 which exceeded the capital requirement by $3,488.

Note 3 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2001 or at any time during the year, except for $116 owed to Southeastern Capital Partners, LLC at December 31, 2001.

Note 4 - Related parties

The Company has a management services agreement with Southeastern Capital Partners, LLC ("Southeastern"). Southeastern is a related party due to partial common ownership. The Company owed Southeastern $116 at December 31, 2001.

Note 5 - Prior period adjustment

The Company previously reflected organization costs as an asset with an amortization period of five years. Generally accepted accounting principles require that organization costs be expensed as incurred. Member's equity as of January 1, 2001 has been restated to correct the error in classifying the costs incurred in a prior year.

SUPPLEMENTAL INFORMATION

MATRIX FINANCIAL PARTNERS, LLC
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2001

Member's equity	$ 11,788
Less non-allowable assets	3,300
Net capital	8,488
Minimum net capital required to be maintained (greater of $5,000 or 6.67% of aggregate indebtedness)	5,000
Excess net capital	$ 3,488
Aggregate indebtedness (total liabilities)	$ 116
Ratio of aggregate indebtedness to net capital	1.3%

No material differences exist between the above computation and the corresponding computation most recently filed in the unaudited Form X-17A-5, Part II A as of December 31, 2001.

MATRIX FINANCIAL PARTNERS, LLC

Statement Regarding SEC Rule 15c3-3
For the Year Ended December 31, 2001

The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Commission under the provisions of paragraph K(2)(i) of the Rule.

MATRIX FINANCIAL PARTNERS, LLC
Report of Independent Accountants on Internal Controls Required by SEC Rule
17a-5 for a Broker/Dealer Claiming an Exemption from SEC Rule 15c3-3
For the Year Ended December 31, 2001

Principal Director
Matrix Financial Partners, LLC
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplemental information of Matrix Financial Partners, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MATRIX FINANCIAL PARTNERS, LLC
Report of Independent Accountants on Internal Controls Required by SEC Rule
17a-5 for a Broker/Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)
For the Year Ended December 31, 2001

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Thompson Dunavant PLC

March 29, 2002